Mail Stop 3561

June 5, 2009

David N. Vander Ploeg, Chief Financial Officer
School Specialty, Inc.
W6316 Design Drive
Greenville, Wisconsin 54942

      Re: **School Specialty, Inc.**
              Form 10-K for the Year Ended April 26, 2008
              Filed June 25, 2008
              File No. 0-24385

Dear Mr. Vander Ploeg:

      We have completed our review of your annual report on Form 10-K and related filings, and we have no further comments at this time.

                               Sincerely,

                               H. Christopher Owings
                               Assistant Director